Filed Pursuant to Rule 433
Registration Statement No. 333-166176
Thermo Fisher Scientific Inc.
Term Sheet

August 9, 2011
3.600% Senior Notes due 2021

Issuer:	Thermo Fisher Scientific Inc.

Principal Amount:	$1,100,000,000

Maturity Date:	August 15, 2021

Coupon (Interest Rate):	3.600%

Yield to Maturity:	3.623%

Spread to Benchmark Treasury:	T+130 bps

Benchmark Treasury:	3.125% due May 15, 2021

Benchmark Treasury Price and Yield:	106-31 / 2.323%

Interest Payment Dates:	February 15 and August 15, commencing on February 15, 2012

Redemption Provision:	Prior to May 15, 2021 (three months prior to their maturity date), we may redeem the notes in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest to, but excluding, the date of redemption, if any.

In addition, on or after May 15, 2021, the notes will be redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption, if any.

Issue Price:	99.809%

Settlement Date:	August 16, 2011 (T+5)

Ratings 1):	Moodys: A3 S&P: A Fitch: A-

Concurrent Debt Offerings:	We are also offering $1,000,000,000 of our 2.250% Senior Notes due 2016

CUSIP:	883556 AZ5

ISIN:	US883556AZ55

Joint Book-Running Managers	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Deutsche Bank Securities Inc. RBS Securities Inc. Goldman, Sachs & Co.

Co-Managers	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc.

1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the active joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847; calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322; or by calling J.P. Morgan Securities LLC at 212-834-4533.

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